File No. 70-8727
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
               __________________________________________
                     POST-EFFECTIVE AMENDMENT NO. 2
                                   TO
                          FORM U-1 APPLICATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                            PSI Energy, Inc.
                          1000 East Main Street
                       Plainfield, Indiana  46168

                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.

             (Name of top registered holding company parent)

                           William L. Sheafer
                                Treasurer
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

    John M. Mutz             Jerome A. Vennemann
    President                Associate General Counsel
    PSI Energy, Inc.         Cinergy Corp.
    (address above)          (address above)

1. Item 1.B ("Description of Proposed Transactions /Pilot Program Implementation") is hereby revised solely to the extent of restating the second paragraph thereunder to read as follows:

         "The interim financial results of the Pilot Program have not met PSI's expectations, with revenues less than and expenses more than original estimates./1/ PSI believes that a principal reason why revenues to date have not matched expectations is because of local competition with other appliances and home electronics dealers. Advertising expenses were higher than anticipated partly due to the rush to open stores in time for the 1995 Christmas shopping season. Since April of this year, the advertising strategy has been modified, and monthly advertising expenses have fallen back into line with original estimates. In addition, as described in greater detail in
    Item 4, PSI entered into a settlement agreement with the Indiana Office of Utility Consumer Counselor providing, among other things, that 20% of the gross margins from all sales revenues to which PSI is entitled as a result of its participation in the Pilot Program will be allocated to PSI's retail electric customers through PSI's quarterly fuel adjustment clause. Finally, initial non-recurring start-up costs also exceeded estimates."

2.  The following exhibit is filed herewith:

    F-1     Preliminary opinion of counsel

                             SIGNATURE

    Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 13, 1996

                                     PSI Energy, Inc.

                                     By:  /s/ William L. Sheafer
                                     Treasurer

                              ENDNOTES

/1/ Specifically, through October 31, 1996, the Pilot Program had realized net revenues of approximately $269,000, yielding, after deduction of cost of goods sold ($247,000), a gross margin of approximately $22,000. Total sales expenses were approximately $253,000, comprised of labor expenses of $97,000 and advertising expenses of $156,000. Total operating expenses were approximately $288,000, comprised of implementation and development costs of $164,000, equipment costs of $52,000, training costs of $67,000 and "utility expense" of $4,400 (i.e., 20% of the gross margin, pursuant to the settlement agreement with the Indiana Office of Utility Consumer Counselor described in Item 4). Approximately $248,000 of the foregoing costs constitute non-recurring start-up costs.